UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 20, 2008.

       Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended March 31, 2008.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended March 31, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: May 20, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 20, 2008.
2.	Management Report.
3.	Financial Statements.

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS RECORD

FIRST QUARTER 2008 RESULTS

Record Backlog of Order over $4.9 Billion;

Revenues Increased by 52.6% YoY to $616.1 Million;

Net Profit Increased by 68.3% YoY to $32.2 Million;

Haifa, Israel, May 20, 2008 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, today reported its consolidated results for the first quarter ended March 31, 2008.

The Company’s backlog of orders as of March 31, 2008 totaled $4,922 million, as compared with $4,624 million as of December 31, 2007. Approximately 68% of the backlog relates to orders outside of Israel. Approximately 69% of the Company’s backlog as of March 31, 2008, is scheduled to be performed during the upcoming three quarters of 2008 and during 2009.

Consolidated revenues for the first quarter of 2008 increased by 52.6% to $616.1 million, from $403.6 million in the first quarter of 2007. The first quarter of 2007 results did not include the revenues of Tadiran Communications Ltd., which were consolidated beginning in May 2007.

Gross profit for the first quarter of 2008 increased by 62.6% to $168.4 million (27.3% of revenues), as compared with gross profit of $103.5 million (25.7% of revenues) in the first quarter of 2007.

Consolidated net income for the first quarter of 2008 increased by 68.3% to $32.2 million (5.2% of revenues), as compared with $19.1 million (4.7% of revenues) in the first quarter of 2007. Diluted earnings per share for thefirst quarter of 2008 were $0.75, as compared with $0.45 for thefirst quarter of 2007.

Operating Cash flow during the first quarter of 2008 was $65.2 million, as compared to $86.8 million in the first quarter of 2007.

Earning Release

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “I am pleased to report another quarter of strong growth with record financial results. We also had a record quarter of over $914 million in bookings, enabling our backlog to reach just shy of the $5 billion milestone.”

Continued Mr. Ackerman, “Our margins reflect a number of factors including efficiency processes in the Company, as part of the synergy with recently acquired companies. Our acquisition policy has proved it successful and has contributed to a larger scale and broader product offering to customers, enabling us to win more strategic and larger contracts, and helping us to further expand our network of customers and business partners. We continue to globalize our business with 80% of our revenues from outside Israel, and we now have presence in many important and diversified geographic regions, with a broad product portfolio for the evolving needs of the defense electronics, homeland security and commercial aviation industries.”

The Board of Directors declared a dividend of $0.20 per share for the first quarterof 2008. The dividend’s record date is June 3, 2008, and the dividend will be paid on June 16, 2008, net of taxes and levies, at the rate of 16.29%.

Conference Call

The Company will also be hosting a conference call today, Tuesday, May 20, 2008 at 09:00 am ET. On the call, management will review and discuss its first quarter 2008 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553

UK Dial-in Number: 0 800 917 9141

ISRAEL Dial-in Number: 03 918 0610

INTERNATIONAL Dial-in Number: +972 3 918 0610

at:

09:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK time and 4:00 pm Israel time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com . An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers: 1 888 254 7270 (US); or +972 3 925 5929 (Israel and International).

Earning Release

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:		IR Contact:
Joseph Gaspar, Executive VP & CFO		Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.		GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944		Tel: 1 646 201 9246
E-mail:	j.gaspar@elbitsystems.com Dalia.rosen@elbitsystems.com	E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousand of US Dollars)

	March 31	December 31
	2008	2007
	Unaudited	Audited

Assets

Current Assets:
Cash and short term deposits	357,267	373,955
Trade receivable and others	598,819	569,533
Inventories, net of customer advances	519,531	480,603
Total current assets	1,475,617	1,424,091

Affiliated Companies & other Investments	66,270	66,161
Long-term receivables & others	308,433	309,991
Fixed Assets, net	359,741	350,514
Other assets, net	621,082	630,735
	2,831,143	2,781,492

Liabilities and Shareholder’s Equity

Current liabilities	1,321,448	1,267,945
Long-term liabilities	920,834	957,200
Minority Interest	30,576	20,085
Shareholder’s equity	558,285	536,262
	2,831,143	2,781,492

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	Three Months Ended March 31		Year Ended December 31
	2008	2007	2007
	Unaudited		Audited

Revenues	616,063	403,600	1,981,761
Cost of revenues	447,710	300,062	1,454,913
Restructuirng expenses	—	—	10,482
Gross Profit	168,353	103,538	516,366

Research and development expenses, net	38,035	24,093	126,995
Marketing and selling expenses	49,664	32,371	157,411
General and administrative expenses	32,149	20,318	107,447
Acquired IPR&D	—	—	16,560
Total operating expenses	119,848	76,782	408,413

Operating income	48,505	26,756	107,953

Financial expenses, net	(4,600)	(2,928)	(19,329)
Other income, net	4,096	113	368
Income before taxes on income	48,001	23,941	88,992
Taxes on income	7,922	6,733	13,810
	40,079	17,208	75,182

Equity in net earnings of affiliated companies and partnership	2,565	3,400	14,565
Minority interests in earnings of subsidiaries	(10,491)	(1,509)	(13,038)
Net income	32,153	19,099	76,709

Earnings per share
Basic net earnings per share	0.76	0.45	1.82

Diluted net earnings per share	0.75	0.45	1.81

Exhibit 2

Elbit Systems Ltd.

Management’s Report

For The Quarter Ended March 31, 2008

This report should be read together with the unaudited financial statements for the quarter ended March 31, 2008 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007, the Company’s management report for the year ended December 31, 2007 and the Company’s Form 20-F for the year ended December 31, 2006, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, governmental authorizations, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), unmanned air vehicles (“UAVs”), advanced electro-optic and space technologies, electronic warfare (“EW”) suites, airborne warning systems, electronic intelligence (“ELINT”) systems, data links, military communications systems and equipment and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Company provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Company offers a wide range of logistic support services as well as advanced engineering and manufacturing services to various customers, utilizing its significant logistic and manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 52.6% and reached $616.1 million in the first quarter of 2008, as compared to $403.6 million in the first quarter of 2007.

Net earnings in the first quarter of 2008 were $32.2 million (5.2% of revenues) and the diluted earnings per share were $0.75, as compared to $19.1 million (4.7% of revenues) and $0.45 in the first quarter of 2007. Net earnings and EPS increased by 68% and 67%, respectively.

The Company’s backlog as of March 31, 2008 reached $4.92 billion as compared to $4.62 billion as of December 31, 2007

The Company’s cash flow generated from operations in the quarter ended March 31, 2008 was $65.2 million, as compared to $86.8 million in the quarter ended March 31, 2007.

The Board of Directors declared a dividend of $0.20 per share for the first quarter of 2008.

B.	Recent Events

•

On March 17, 2008 the District Court of Tel-Aviv approved a Settlement Agreement between Elisra Electronic Systems Ltd. and its subsidiaries Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. (collectively "Elisra"), in which the Company holds a 70% ownership interest, and The Phoenix Insurance Company Ltd. (the "Phoenix"). The Settlement Agreement relates to a claim by Elisra for insurance payments for damages caused in a 2001 fire at the manufacturing facilities of Elisra's subsidiaries in Holon, Israel. Under the Settlement Agreement the Phoenix will pay Elisra approximately $38 million in addition to approximately $10 million in insurance proceeds already paid. In accordance with the terms of the agreement signed in 2005 between the Company and Koor Industries Ltd. ("Koor") in connection with the acquisition by the Company of Elisra's shares held by Koor, as part of the consideration for the purchase price of the Elisra shares, the Company agreed to pay Koor a portion of any insurance proceedings received as a result of the claim against the Phoenix. Accordingly, as a result of the Settlement Agreement, the Company will pay Koor a sum of approximately $13 million.

•

On March 24, 2008, the Company announced that it will supply Skylark® I UAV systems to France's Special Forces, as it won a tender involving 10 of the leading UAV manufacturers worldwide. This contract marks Elbit Systems' first UAV contract with France.

•

On April 2, 2008, the Company was listed as the top ranked “Best Government Contractor Ethics Program for a Foreign Supplier” for its ethics and compliance initiatives in the 2008 U.S. Government Contractor Ethics Program Ratings released by the Ethisphere Institute.

•

On April 9, 2008, the Company announced that its wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) was selected by Lockheed Martin Aeronautics to supply new generation Head-Up Displays (HUDs) for the new F-16 aircraft. The multi-year project is a continuation of ongoing cooperation between the two companies in the area of HUDs for F-16 aircraft. An initial order valued at approximately $3.8 million has been placed. The full potential value of the master purchase order is dependent on the level of future F-16 sales.

•

On May 5, 2008, the Company announced that its wholly-owned subsidiary, Tadiran Communications Ltd. (“Tadiran”), received a $127 million contract to supply tactical communications radio equipment and systems from a European customer. The systems include high frequency (HF) and very high frequency (VHF) tactical radio equipment designed for use by ground forces for data transfer and voice communications. The project will be performed over a 17-month period.

C.	Backlog of Orders

The Company’s backlog of orders as of March 31, 2008 reached $4,922 million, of which 68% were for orders outside of Israel. The Company’s backlog as of December 31, 2007 was $4,624 million, of which 70% were for orders outside of Israel.

Approximately 69% of the Company’s backlog as of March 31, 2008 is scheduled to be performed in the following three quarters of 2008 and during 2009. The majority of the 31% balance is scheduled to be performed in 2010 and 2011.

D.	Critical Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007. See also the Company’s management report for the year ended December 31, 2007.

The Company adopted Statement of Financial Accounting Standards No. 157, The Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, as of January 1, 2008.

E.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three-month periods ended March 31, 2008 and March 31, 2007. The financial statements of the Company in the three-month period ended March 31, 2008 include consolidation of 100% of Tadiran’s financial results. In the three-month period of ended March 31, 2007, 42% of Tadiran’s results is included as equity in net earnings of affiliated companies and partnership, net of amortization.

	For the three months ended March 31
	2008		2007
	$	%	$	%
	(In thousands of U.S. dollars, except per share data)
Total revenues	616,063	100.0	403,600	100.0
Cost of revenues	447,710	72.7	300,062	74.3
Gross profit	168,353	27.3	103,538	25.7
Research and development (R&D) expenses	45,906	7.5	29,699	7.4
Less &#65533; participation	(7,871)	(1.3)	(5,606)	(1.4)
R&D expenses, net	38,035	6.2	24,093	6.0
Marketing and selling expenses	49,664	8.1	32,371	8.0
General and administrative expenses	32,149	5.2	20,318	5.0
	119,848	19.5	76,782	19.0
Operating income	48,505	7.8	26,756	6.7
Finance expenses, net	(4,600)	(0.7)	(2,928)	(0.7)
Other income, net	4,096	0.7	113	—
Income before taxes on income	48,001	7.8	23,941	6.0
Taxes on income	7,922	(1.3)	6,733	(1.7)
	40,079	6.5	17,208	4.3
Minority interest in gains of subsidiaries	(10,491)	(1.7)	(1,509)	(0.4)
Equity in net earnings of affiliated companies and partnership	2,565	0.4	3,400	0.8
Net earnings	32,153	5.2	19,099	4.7
Diluted earnings per share	0.75		0.45

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

The Company’s consolidated revenues increased by 52.6%, from $403.6 million in the first quarter of 2007 to $616.1 million in the first quarter of 2008.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	March 31, 2008		March 31, 2007
	$ millions	%	$ millions	%
Airborne systems	155.3	25.2	151.7	37.6
Land systems	156.0	25.3	81.5	20.2
C4ISR systems	164.5	26.7	86.9	21.5
Electro-optics	88.1	14.3	52.3	13.0
Other (mainly non-defense engineering and production services)	52.2	8.5	31.2	7.7
Total	616.1	100.0	403.6	100.0

The changes in revenue distribution by areas of operation were the result of ordinary quarterly fluctuations, the inclusion of Tadiran in the C4ISR area of operation and increased revenues in the electro-optics area relating to night vision equipment, mainly to European and other countries customers. The increase in the Land systems area of operations is mainly related to growth in deliveries of products to the U.S. Government.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Three-Month Period ended
	March 31, 2008		March 31, 2007
	$ millions	%	$ millions	%
Israel	123.1	20.0	94.1	23.3
United States	215.1	34.9	150.9	37.4
Europe	137.1	22.2	83.7	20.8
Other countries	140.8	22.9	74.9	18.5
Total	616.1	100.0	403.6	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations and revenues to customers as mentioned above.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

Gross profit in the quarter ended March 31, 2008 was $168.4 million, as compared to $103.5 million in the quarter ended March 31, 2007. The gross profit margin in the first quarter of 2008 was 27.3%, as compared to 25.7% in the first quarter of 2007.

The increase in the gross profit margin was a result of a mix of projects performed with higher gross profit.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, communications, electronic warfare (EW) and homeland security technologies and products.

Gross R&D expenses in the quarter ended March 31, 2008 totaled $45.9 million (7.5% of revenues), as compared $29.7 million (7.4% of revenues) in the quarter ended March 31, 2007.

Net R&D expenses (after reduction of third party participation) in the quarter ended March 31, 2008 totaled $38.0 million (6.2% of revenues), as compared to $24.1 million (6.0% of revenues) in the quarter ended March 31, 2007.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Marketing and selling expenses in the quarter ended March 31, 2008 were $49.7 million (8.1% of revenues), as compared to $32.4 million (8.0% of revenues) in the quarter ended March 31, 2007.

General and Administrative (“G&A”) Expenses

G&A expenses were $32.1 million (5.2% of revenues) in the quarter ended March 31, 2008, as compared to $20.3 million (5.0% of revenues) in the quarter ended March 31, 2007.

Finance Expense (Net)

Net finance expense in the quarter ended March 31, 2008 was $4.6 million, as compared to $2.9 million in the quarter ended March 31, 2007. The net finance expense in 2008 includeS the impact of a write-off relating to Auction Rate Securities in the amount of $1.8 million.

Taxes on Income

Provision for taxes in the quarter ended March 31, 2008 was $7.9 million (effective tax rate of 16.5%), as compared to a provision for taxes of $6.7 million (effective tax rate of 28.1%) in the quarter ended March 31, 2007.

The Company’s tax rate represents a weighted average of the tax rates to which the various Company entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate.

Company’s Share in Earnings of Affiliated Entities

In the first quarter of 2008 the Company had net income of $2.6 million from its share in earnings of affiliated companies and partnerships, as compared to $3.4 million in the first quarter of 2007.

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems.

Net Earnings and Earnings Per Share (“EPS”)

Net earnings in the quarter ended March 31, 2008 were $32.2 million (5.2% of revenues), as compared to net earnings of $19.1 million (4.7% of revenues) in the quarter ended March 31, 2007. Diluted EPS in the quarter ended March 31, 2008 was $0.75, as compared to $0.45 in the quarter ended March 31, 2007.

Net earnings in the quarter ended March 31, 2008 include a net gain of approximately $2 million ($0.05 per share) related to the settlement agreement that was signed by Elisra for the Phoenix fire damage claim. This was the net result of an amount of $4.1 million included in other income and an amount of $2.1 million that was included in Elisra’s minority rights in Elisra’s gain related to the settlement.

The number of shares used for computation of diluted EPS in the quarter ended March 31, 2008 was 42,876 thousand shares, as compared to 42,175 thousand shares in the quarter ended March 31, 2007.

F.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the quarter ended March 31, 2008 was $65.2 million, resulting mainly from net income and an increase in trade and other payables. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the quarter ended March 31, 2008 was $56.8 million, which was used mainly for procurement of various assets and equipment.

Net cash flow used for financing activities in the quarter ended March 31, 2008 was $47.2 million, which was used mainly for repayment of long-term bank loans.

On March 31, 2008, the Company had total borrowings in the amount of $413.0 million, including $397.7 million in long-term loans, and $1,007 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2008, the Company had a cash balance amounting to $325.1 million.

As of March 31, 2008, the Company had working capital of $154.2 million, and its current ratio was 1.12.

G.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels (“NIS”). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On March 31, 2008, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for Auction Rate Securities (see Finance Expense, net above). The Company’s deposits and loans are based on variable interest rates, and their value as of March 31, 2008 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On March 31, 2008, the Company had exposure due to liabilities denominated in NIS of $192.9 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time, and impacted the Company’s expenses for the first quarter of 2008.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2008 by forward contracts. On March 31, 2008, the Company had $197.4 million in Euro, $152.5 million in GBP and $8 million in other currencies.

H.	Dividends

The Board of Directors declared on May 19, 2008 a dividend of $0.20 per share.

* * * * *

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2008

(Unaudited)

(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

C O N T E N T S

P a g e

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholder’s Equity	5

Consolidated Statements of Cash Flows	6-7

Notes to the Consolidated Financial Statements	8-10

# # # # # #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

	March 31	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$325,103	$363,887
Short-term bank deposits	32,164	10,068
Available for sale marketable securities	756	2,830
Trade receivables (net of allowance for doubtful accounts in the amount of $3,956 and $3,794 as of March 31, 2008 and December 31, 2007, respectively)	444,576	439,370
Other receivables and prepaid expenses	153,487	127,333
Inventories, net of customer advances	519,531	480,603
Total current assets	1,475,617	1,424,091

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	66,270	66,161
Compensation receivables in respect of fire damages, net	-	15,530
Long-term bank deposits and trade receivables	19,315	13,338
Marketable securities	19,098	20,885
Deferred income taxes	15,554	22,155
Severance pay fund	254,466	238,083
	374,703	376,152

PROPERTY, PLANT AND EQUIPMENT, NET	359,741	350,514

INTANGIBLE ASSETS, NET:
Goodwill	331,810	331,810
Other intangible assets, net	289,272	298,925
	621,082	630,735

	$2,831,143	$2,781,492

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

	March 31	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$2,302	$10,418
Current maturities of long-term loans	13,046	18,659
Dividend payable	7,571	-
Trade payables	290,637	273,010
Other payables and accrued expenses	512,424	455,296
Customers advances in excess of costs incurred on contracts in progress	495,468	510,562
Total current liabilities	1,321,448	1,267,945

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	397,679	431,312
Customers advances	111,318	137,296
Deferred income taxes and tax obligations	87,165	92,193
Pension and termination indemnities	320,036	293,848
Other long-term liabilities	4,636	2,551
	920,834	957,200

COMMITMENTS AND CONTINGENT LIABILITIES

MINORITY INTERESTS	30,576	20,085

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,000,000 shares as of March 31, 2008 and December 31, 2007; Issued 42,480,894 and 42,468,673 shares as of March 31, 2008 and December 31, 2007, respectively; Outstanding 42,071,973 and 42,059,752 shares as of March 31, 2008 and December 31, 2007, respectively	11,889	11,886
Additional paid-in capital	296,274	294,862
Treasury shares - 408,921 shares as of March 31, 2008 and December 31, 2007, respectively	(4,321)	(4,321)
Accumulated other comprehensive loss	(28,341)	(24,367)
Retained earnings	282,784	258,202
	558,285	536,262
	$2,831,143	$2,781,492

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U. S. dollars (In thousands, except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)
Revenues	$616,063	$403,600	$1,981,761
Cost of revenues	447,710	300,062	1,454,913
Restructuring expenses	—	—	10,482
Gross profit	168,353	103,538	516,366

Research and development expenses, net	38,035	24,093	126,995
Marketing and selling expenses	49,664	32,371	157,411
General and administrative expenses	32,149	20,318	107,447
Acquired in-process research and development (“IPR&D”)	—	—	16,560
	119,848	76,782	408,413

Operating income	48,505	26,756	107,953

Financial expenses, net	(4,600)	(2,928)	(19,329)
Other income, net	4,096	113	368
Income before taxes on income	48,001	23,941	88,992
Taxes on income	7,922	6,733	13,810
	40,079	17,208	75,182
Equity in net earnings of affiliated companies and partnership	2,565	3,400	14,565
Minority interests in earnings of subsidiaries	(10,491)	(1,509)	(13,038)
Net income	$32,153	$19,099	$76,709

Earnings per share
Basic net earnings per share	$0.76	$0.45	$1.82

Diluted net earnings per share	$0.75	$0.45	$1.81

Number of shares used in computation of basic net earnings per share	42,067	42,023	42,041

Number of shares used in computation of diluted net earnings per share	42,876	42,175	42,342

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U. S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2007	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	—	—	—	—	(4,846)	—	(4,846)
Exercise of options	43,078	10	417	—	—		427
Tax benefit in respect of options exercised	—	—	46	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	595
Dividends paid	—	—	—	—	(27,410)	—	(27,410)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments	—	—	—	(9,562)	—	—	(9,562)	$(9,562)
Foreign currency translation differences	—	—	—	605	—	—	605	605
Unrealized pension income	—	—	—	2,037	—	—	2,037	2,037
Unrealized loss on available for sale securities	—	—	—	(701)	—	—	(701)	(701)
Net income	—	—	—	—	76,709	—	76,709	76,709
Total comprehensive income								$69,088
Balance as of December 31, 2007	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$536,262
Exercise of options	12,221	3	162	—	—	—	165
Stock based compensation	—	—	1,250	—	—	—	1,250
Dividends declared	—	—	—	—	(7,571)	—	(7,571)
Other comprehensive income (loss), net of tax:
Unrealized losses on derivative instruments	—	—	—	(5,126)	—	—	(5,126)	$(5,126)
Foreign currency translation differences	—	—	—	536	—	—	536	536
Unrealized pension income	—	—	—	1,177	—	—	1,177	1,177
Unrealized loss on available for sale securities	—	—	—	(561)	—	—	(561)	(561)
Net income	—	—	—	—	32,153	—	32,153	32,153
Total comprehensive income								$28,179
Balance as of March 31, 2008 (Unaudited)	42,071,973	$11,889	$296,274	$(28,341)	$282,784	$(4,321)	$558,285

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U. S. dollars (In thousands)

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$32,153	$19,099	$76,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,645	15,373	99,414
Acquired IPR&D	—	—	16,560
Marketable securities fair value adjustment	1,787	—	10,027
Stock based compensation	1,250	993	4,778
Deferred income taxes and reserve	(3,351)	(8,286)	(15,141)
Accrued severance pay, net	10,982	280	(3,171)
Gain on sale of property, plant, equipment and investment	(120)	(433)	(1,120)
Minority interests in earnings of subsidiaries	10,491	1,509	13,038
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	1,120	4,156	(2,182)
Changes in operating assets and liabilities:
Increase (decrease) in short and long-term trade receivables, and prepaid expenses	(10,922)	42,695	(69,087)
Increase in inventories, net	(50,882)	(32,992)	(124,381)
Increase in trade payables, other payables and accrued expenses	71,172	23,434	135,448
Increase (decrease) in advances received from customers	(29,118)	20,993	120,814
Other	—	—	2
Net cash provided by operating activities	65,207	86,821	261,708

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(33,618)	(14,033)	(104,205)
Acquisitions of subsidiaries and a business (Schedule A)	—		(353,175)
Investments in affiliated companies and other companies	(150)	(158)	(916)
Proceeds from sale of property, plant and equipment	3,518	1,970	4,364
Proceeds from sale of investment	—	—	1,431
Investment in long-term bank deposits	(7,088)	(170)	(12,216)
Proceeds from sale of long-term bank deposits	1,127	180	8,839
Short-term deposits, net	(20,583)	(303)	193,263
Net cash used in investing activities	(56,794)	(12,514)	(262,615)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	165	162	427
Repayment of long-term bank loans	(52,023)	(26,096)	(150,310)
Receipt of long-term bank loans	12,777	32,371	464,878
Dividends paid	—	—	(27,410)
Tax benefit in respect of options exercised	—	27	46
Change in short-term bank credit and loans, net	(8,116)	(10,630)	(7,401)
Net cash provided by (used in) financing activities	(47,197)	(4,166)	280,230

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(38,784)	70,141	279,323
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	363,887	84,564	84,564
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$325,103	$154,705	$363,887
(*) Dividend received	$3,685	$7,556	$12,383

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
U. S. dollars (In thousands)

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)
SUPPLEMENTARY CASH FLOW ACTIVITIES:

Cash paid (received) during the period for:
Income taxes	$3,997	$(641)	$23,282

Interest	$7,798	$3,062	$20,949

SCHEDULE A:
Acquisitions of subsidiaries and a business (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	—	—	$40,540
Property, plant and equipment	—	—	25,175
Other long-term assets	—	—	63,063
Goodwill and other intangible assets	—	—	530,536
IPR&D	—	—	16,560
Deferred income taxes	—	—	(71,919)
Long-term liabilities	—	—	(76,910)
Equity investment in Tadiran	—	—	(173,870)
	—	—	$353,175

(*)	In 2007, the shares of Tadiran Communications Ltd. and Ferranti Technologies Group Ltd.

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 1 -	GENERAL

The accompanying financial statements have been prepared in a condensed format as of March 31, 2008, and for the three months then ended in accordance with United States generally accepted accounting principles “)U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2007 in order to conform to the current year’s presentation.

Operating results for the three months ended March 31, 2008, are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 is an amendment of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). To address concerns that the existing disclosure requirements of SFAS 133 do not provide adequate information, SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the future impacts and disclosures resulting from SFAS 161.

B.

The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Company (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 3 - INVENTORIES, NET OF ADVANCES

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$567,169	$508,273
Raw materials	129,484	123,466
Advances to suppliers and subcontractors	58,096	65,597
Less -	754,749	697,336
Cost incurred on contracts in progress deducted from customer advances	62,010	69,199
Advances received from customers	150,320	131,177
Provision for losses	22,888	16,357
	$519,531	$480,603

Note 4 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented Statement of Financial Accounting Standard No. 157, Fair Value Measurement, or SFAS 157, for the Company’s financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company elected to defer until January 1, 2009 implementation of SFAS 157 as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a non-recurring basis. We are evaluating the impact, if any, this Standard will have on our non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities and non-financial assets and liabilities that are remeasured and reported at fair value at least annually did not have an impact on our financial results.

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2008, and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 4 – FAIR VALUE MEASUREMENTS (Cont.)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at March 31, 2008
Auction rate securities	$—	$—	$19,098	$19,098
Available-for-sale marketable securities	756	—	—	756
Derivative instruments, net	—	(19,586)	—	(19,586)
	$756	$(19,586)	$19,098	$(268)

The following table is a roll forward of the fair value of the Company’s marketable securities, whose fair value is determining by Level 3 inputs:

	Balance at December 31, 2007	Total Realized and Unrealized Gains	Balance at March 31, 2008
Auction rate securities	$ 20,885	$ (1,787)	$ 19,098

For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves.

Note 5 – FIRE DAMAGE CLAIM

On March 19, 2008, the Company announced that on March 17, 2008 the District Court of Tel-Aviv approved a Settlement Agreement between Elisra Electronic Systems Ltd. and its subsidiaries Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. (collectively “Elisra”), in which the Company holds a 70% ownership interest, and The Phoenix Insurance Company Ltd. (the “Phoenix”). The Settlement Agreement relates to a claim by Elisra for insurance payments for damages caused in a 2001 fire at the manufacturing facilities of Elisra’s subsidiaries in Holon, Israel. Under the Settlement Agreement the Phoenix will pay Elisra approximately $38 million in addition to approximately $10 million in insurance proceeds already paid. In accordance with the terms of the agreement signed in 2005 between the Company and Koor Industries Ltd. (“Koor”) in connection with the acquisition by the Company of Elisra’s shares held by Koor, as part of the consideration for the purchase price of the Elisra shares, the Company agreed to pay Koor a portion of any insurance proceedings received as a result of the claim against the Phoenix. Accordingly, as a result of the Settlement Agreement, the Company will pay Koor a sum of approximately $13 million. As a result from the settlement, the Company recorded as other income, in the three months ended March 31, 2008 a gain of $4.1 million and an amount of $2.1 million in the minority interest in earning of subsidiaries.

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